PEACHTREE ALTERNATIVE STRATEGIES FUND

Institutional Shares

Supplement dated January 13, 2022 to the Prospectus,

dated August 30, 2021, as supplemented

This Supplement provides new and additional information beyond that in, and should be read in conjunction with, the Fund’s Prospectus.

The changes described below to the Fund’s Prospectus are effective immediately.

In the subsection entitled “No Redemptions; Repurchases of Shares” within the section entitled “Prospectus Summary” on page 8 of the Prospectus, the third paragraph is deleted in its entirety and replaced with the following:

A shareholder tendering only a portion of its Institutional Shares for purchase will be required to continue to hold Institutional Shares with a value of at least $25,000 after giving effect to the repurchase. If a shareholder tenders an amount that would cause the value of its Institutional Shares (after giving effect to the repurchase) to fall below $25,000 (calculated as of the date of the tender using the most recent NAV), the Fund may, in its discretion, repurchase all of the shareholder’s Institutional Shares. Shareholders who tender Institutional Shares in a repurchase offer may not have all of the tendered Institutional Shares purchased by the Fund. If over-subscriptions occur, the Fund may elect to repurchase less than the full amount that a shareholder requests to be repurchased. If a repurchase offer is oversubscribed, the Fund generally will repurchase only a pro rata portion of the amount tendered by each shareholder.

In the subsection entitled “Repurchases of Institutional Shares” within the section entitled “Repurchases of Institutional Shares” on page 27 of the Prospectus, the sixth paragraph is deleted in its entirety and replaced with the following:

A shareholder tendering only a portion of its Institutional Shares for purchase will be required to continue to hold Institutional Shares with a value of at least $25,000 after giving effect to the repurchase. If a shareholder tenders an amount that would cause the value of its Institutional Shares (after giving effect to the repurchase) to fall below $25,000 (calculated as of the date of the tender using the most recent NAV), the Fund may, in its discretion, repurchase all of the shareholder’s Institutional Shares. If all of a shareholder’s Institutional Shares are repurchased, that shareholder will cease to be a shareholder. Shareholders who tender Institutional Shares in a repurchase offer may not have all of the tendered Institutional Shares purchased by the Fund. If over-subscriptions occur, the Fund may elect to repurchase less than the full amount that a shareholder requests to be repurchased. If a repurchase offer is oversubscribed, the Fund generally will repurchase only a pro rata portion of the amount tendered by each shareholder.

In the subsection entitled “Repurchases of Institutional Shares” within the section entitled “Repurchases of Institutional Shares” on page 28 of the Prospectus, the eighth paragraph is deleted in its entirety and replaced with the following:

Unless the existence of changes in tax or other laws or regulations or unusual market conditions result in a delay, payment in respect of the Promissory Note for a partial repurchase of a shareholder’s Institutional Shares will be made within the later of: (1) 35 days after the Valuation Date; or (2) 10 Business Days after the Fund has received 95% of the aggregate amount requested to be withdrawn by the Fund from Portfolio Fund(s) in order to fund the repurchase. The Promissory Note is expected to contain terms providing for payment at two separate times, in the case of the repurchase of all of a shareholder’s Institutional Shares, as is customary regarding such payments:

•	The initial payment in respect of the Promissory Note (the “Initial Payment”), in the case of a full repurchase of a shareholder’s Shares, will be an amount equal to at least 95% of the estimated value of the repurchased Shares, determined as of the Valuation Date. Unless the existence of changes in tax or other laws or regulations or unusual market conditions result in a delay, the Initial Payment will be made within the later of: (1) 35 days after the Valuation Date; or (2) 10 Business Days after the Fund has received 95% of the aggregate amount requested to be withdrawn by the Fund from Portfolio Fund(s) in order to fund the repurchase
•	The second and final payment in respect of the Promissory Note (the “Final Payment”), in the case of a full repurchase of a shareholder’s Shares, for the balance (which will not be credited for interest) is expected to be in an amount equal to the excess, if any, of (1) the value of the repurchased Institutional Shares, determined as of the Valuation Date, over (2) the Initial Payment. Unless the existence of changes in tax or other laws or regulations, delays in withdrawal proceeds from Portfolio Funds, or unusual market conditions result in a delay, the Final Payment will be made within 60 days of the completion of the next annual audit of the Institutional Shares by the Fund’s independent registered public accountant.

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For more information, or to obtain a copy of the Fund’s Prospectus free of charge, please contact (800) 657-3812.

This Supplement and the Fund’s Prospectus provide relevant information for all shareholders and should be retained for future reference.